Residential Capital, LLC

Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months Ended March 31,
	2009	2008
	(Dollars in thousands)
Net income (loss) from continuing operations	$56,449	$(887,125)
Income tax benefit	(18,671)	(54,106)
Equity-method investee distribution	12,248	25,070
Equity-method investee earnings (losses)	6,543	(1,548)
Interest expense	308,666	895,725
Interest portion of rental expense	4,101	8,307

Earnings available to cover fixed charges	$369,336	$(13,677)

Fixed Charges:
Interest expense	$308,666	$895,725
Interest portion of rental expense	4,101	8,307

Total fixed charges	$312,767	$904,032

Ratio of earnings to fixed charges	1.18	— (a)

(a)	Earnings available for fixed charges for the three months ended March 31, 2008 is negative, and therefore, no ratio to fixed charges is calculated and the earnings available for fixed charges is inadequate to cover total fixed charges. The deficit amount for the ratio is $0.9 billion, for the three months ended March 31, 2008.